February 24, 2009

Richard Pfordte

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

SGM Funds, File Nos. 333-154553, 811-22247.

Dear Mr. Pfordte:

On February 5, 2009, SGM Funds (the "Registrant") filed Pre-Effective Amendment No. 1 to the Registration Statement.  On February 18, 2009, you provided oral comments regarding the filing, to which the Registrant provided a written response on February 20, 2009.  Today we received from you one additional comment.  Please find below the Registrant's response to your comment.

Comment  In the first paragraph under the heading “The Fund’s Principal Investment Strategies,” the third to last sentence states that “such instruments include structured debt securities and exchange traded funds.”  Please insert the word “principally” after the word “instruments”.

Response  The following disclosure has been added to the Prospectus under the heading “Structured Notes”:  Structured notes that provide for an inverse payout will not be treated as a “hard asset” investment for purposes of the Fund’s policy of investing at least 80% of its assets in hard assets.

The Registrant hereby acknowledges that:

1.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

3.

The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call the undersigned at (513) 352-6725.

Best regards,

/S/ JoAnn M Strasser

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771